Mail Stop 6010

June 28, 2006

Via U.S. Mail and Facsimile to (614) 438-4646

William P. Donnelly
Chief Financial Officer
Mettler-Toledo International, Inc.
1900 Polaris Parkway
Columbus, OH 43240

      Re: Mettler-Toledo International, Inc.
              Form 10-Q for the Fiscal Quarter Ended March 31, 2006
              Filed May 4, 2006
              Form 8-K filed May 3, 2006
              File No. 001-13595

Dear Mr. Donnelly:

      We have reviewed your response letter received May 30, 2006 and subsequent filings and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Item 2. Management's Discussion and Analysis, page 17

Results of Operations - Consolidated, page 17

1. Please refer to prior comment 1. We note your response to our comment and the non-GAAP presentations in your Form 10-K for the *fiscal year-ended December 31, 2003*. We also note that your current non-GAAP presentations differ from the presentation format used in your Form 10-K for the fiscal year-ended December 31, 2003. A company may not present non-GAAP financial measures on the face of its financial statements prepared and *filed* in accordance with GAAP or in the accompanying notes. Refer to Question 4 of SAB Topic 14-G. Please revise future filings to remove the non-GAAP measures from your presentation of the results from operations. If you intend to continue to utilize the non-GAAP measures of "selling, general and administrative" expenses (presented excluding stock-based compensation) as well as "adjusted operating income", please also revise future filings to present a <u>separate</u> reconciliation for each non-GAAP measure to the most directly comparable GAAP financial measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. We do not believe your current disclosures include all the detailed reconciliations necessary to comply with Item 10 of Regulation S-K. Please provide us with drafts of your proposed updated disclosure.

Form 8-K filed May 3, 2006

2. Please refer to prior comment 2. We note your response to our comment. To eliminate investor confusion, please remove the non-GAAP income statement format from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors. Please also note that instruction 2 to Item 2.02 of Form 8-K requires that when *furnishing* information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a <u>separate</u> reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented. In your case, "selling, general and administrative" expenses (presented excluding stock-based compensation) as well as "adjusted operating income" appear to be the non-GAAP measures presented that must be discussed and reconciled to the most directly comparable GAAP financial measure. Please revise future Form 8-K filings as necessary based on our comment.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant